UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

268158201

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Life Sciences Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 10,415,000 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 10,415,000 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 10,415,000 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.8% (1)
14	Type of reporting person PN

1.

Bain Capital Life Sciences Fund, L.P. holds 7,733,335 shares of Common Stock and 1,715 shares of Series B Preferred Stock (as defined herein). BCIP Life Sciences Associates, LP holds 790,665 shares of Common Stock and 176 shares of Series B Preferred Stock.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 114,760,092 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 4, 2021, (ii) 2,249,000 shares of Common Stock issued by the Company in connection with the conversion of shares of Series B Preferred Stock held by the Reporting Persons and (iii) 1,891,000 shares of Common Stock that may be issued upon the conversion of shares of Series B Preferred Stock held by the Reporting Persons as of the date hereof.

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power (1)

11	Aggregate amount beneficially owned by each reporting person (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) (1)
14	Type of reporting person PN

1.

Bain Capital Life Sciences Fund, L.P. holds 7,733,335 shares of Common Stock and 1,715 shares of Series B Preferred Stock. BCIP Life Sciences Associates, LP holds 790,665 shares of Common Stock and 176 shares of Series B Preferred Stock.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 114,760,092 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 4, 2021, (ii) 2,249,000 shares of Common Stock issued by the Company in connection with the conversion of shares of Series B Preferred Stock held by the Reporting Persons and (iii) 1,891,000 shares of Common Stock that may be issued upon the conversion of shares of Series B Preferred Stock held by the Reporting Persons as of the date hereof.

This Amendment No. 4 relates to the Common Stock of Dynavax Technologies Corporation and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 22, 2019, as amended by Amendment No. 1 filed on March 12, 2020, Amendment No. 2 filed on May 28, 2020 and Amendment No. 3 filed on June 11, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b)

As of the date hereof, (i) BC LS holds 7,733,335 shares of Common Stock and 1,715 shares of Series B Preferred Stock and (ii) BCIP LS holds 790,665 shares of Common Stock and 176 shares of Series B Preferred Stock. Pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 10,415,000 shares of Common Stock as of the date hereof, representing approximately 8.8% of the outstanding Common Stock of the Issuer.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 114,760,092 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission on August 4, 2021, (ii) 2,249,000 shares of Common Stock issued by the Company in connection with the conversion of shares of Series B Preferred Stock held by the Reporting Persons and (iii) 1,891,000 shares of Common Stock that may be issued upon the conversion of shares of Series B Preferred Stock held by the Reporting Persons as of the date hereof.

(c)

On August 9, 2021, the Reporting Persons converted an aggregate of 2,249 shares of Series B Preferred Stock into an aggregate of 2,249,000 shares of Common Stock, consisting of 2,041 shares of Series B Preferred Stock held by BC LS and 208 shares of Series B Preferred Stock held by BCIP LS.

Also on August 9, 2021, the Reporting Persons sold an aggregate of 2,250,000 shares of Common Stock at a price of $10.80 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $24,300,000. In the transaction, BC LS sold 2,041,076 shares of Common Stock and BCIP LS sold 208,924 shares of Common Stock.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2021	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its general partner

	By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Managing Director
BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Authorized Signatory